PINE VALLEY RECEIVES AMENDED PROPOSAL FROM AN UNAFFILIATED LENDER ON CREDIT FACILITIES

VANCOUVER, BRITISH COLUMBIA, October 18, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that as a result of new discussions with the unaffiliated lender (“Lender”) the proposed financing agreement for credit facilities (the “Credit Facilities”) described in the Company’s news release of October 16, 2006 was re-opened for further negotiations between the parties.    As a result of those negotiations, the Company has received, and is considering, a new financing proposal substantially along the lines of the previously announced proposal except for the following amendments:

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under the Credit Facilities as now proposed, the Company would be required to raise at least CAD$5 million in new equity or other financing subordinate to the Credit Facilities prior to receipt of any of the term loan portion; such term loan amounts will be matched to the amount of equity or other subordinate financing raised;

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the exercise price of the common share purchase warrants that the Company would issue to the Lender at closing would be exercisable at a price equal to the five day average trading price of the shares immediately prior to the issue of the warrants, not necessarily $0.34 per share as previously disclosed, and the warrants shall be subject to customary anti-dilution provisions such that the exercise price shall be adjusted down to any lower price at which additional equity (including options and warrants) may be issued; and

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the Company would no longer be called upon to issue common share purchase warrants for an additional 25% of the post-dilution common shares of the Company.

The completion of the above described Credit Facilities transaction remains subject to several conditions including, the acceptance of the Toronto Stock Exchange, the completion of the Lender's due diligence investigations, final negotiation of satisfactory credit documentation, and ancillary agreements with certain of the Company's existing lenders.

The securities the Company is proposing to issue under the above-described transactions have not nor will they be registered under the United States Securities Act of 1933 or any U.S. state securities laws, and unless so registered may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws. This press release is issued pursuant to Rule 135(c) of the Securities Act of 1933, and does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com